Exhibit 12

Computation of Earnings to Fixed Charges

Our earnings cover our fixed charges, which consist primarily of the interest we pay on the Consolidated Obligations for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2011:

Computation of Earnings to Fixed Charge
($ amounts in millions)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Income Before Assessments	$135	$152	$165	$252	$167
Fixed charges: (1)
Interest expense on Consolidated Obligations	457	559	840	1,812	2,365
Interest expense on deposits and other	15	14	14	27	50
Total fixed charges	472	573	854	1,839	2,415
Earning, before fixed charges	$607	$725	$1,019	$2,091	$2,582
Ratio of earnings to fixed charges	1.29	1.27	1.19	1.14	1.07

(1)
Our fixed charges include interest expense and premium and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds and Discount Notes, and interest expense on other liabilities including Deposits, borrowings from other FHLBanks, Mandatorily Redeemable Capital Stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.